Culprit Underwear LLC (the "Company") a Delaware LLC

Financial Statements

For the fiscal years ended December 31, 2023 and 2024

Unaudited

Balance Sheet - copy

Culprit Underwear, LLC

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
10100 Wells-CHK-1924	1,500.42
10150 High Beam Bank Checking - 1653	-16,313.93
10160 HighBeam Checking - 5976	0.00
10170 HighBeam Checking - 1654	0.16
10200 Brex-CHK-8503	77.22
10300 Paypal	67,422.13
10400 Amazon Holding Account	-85,608.05
10500 Ampla/Gourmet Growth Holding	37,073.56
10600 Coinbase.com Holding Account	1,969.59
10700 Stripe Holding Account	-241,414.46
10800 Shopify Holding Account	-2,222,181.67
10900 Klarna Holding Account	0.00
Ampla Advance Holding Account	0.00
Total for Bank Accounts	**-$2,457,475.03**
Accounts Receivable	
Other Current Assets	
12100 Prepaid Expenses	0.00
Channel Clearing Account	
PayPal Clearing	443,308.20
Shopify Clearing	2,670,057.79
Total for Channel Clearing Account	**$3,113,365.99**
Inventory	$0.00
Inventory - Deposits	1,025,000.00
Inventory - Finished Goods	-121,460.43
Inventory - Raw Materials	861,909.22
Inventory - Work in Progress	383,229.57
Total for Inventory	**$2,148,678.36**
Inventory Asset	0.00
Receivables	0.00
Uncategorized Asset	49,681.49
Total for Other Current Assets	**$5,311,725.84**
Total for Current Assets	**$2,854,250.81**

Balance Sheet - copy

Culprit Underwear, LLC

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Fixed Assets	
13000 Equipment	
13100 Computer	28,850.73
13200 Sewing Machine	19,053.00
13300 Website	27,738.40
13700 Accumulated Depreciation	-34,333.01
Total for 13000 Equipment	**$41,309.12**
14000 Intangible Assets	
14100 Goodwill - David Dinetz	25,000.00
14200 Goodwill - Dylan Trussell	25,000.00
14400 Startup Costs	57,758.00
14500 Patent	48,892.40
14600 Accumulated Amortization	-13,700.76
Total for 14000 Intangible Assets	**$142,949.64**
Company Car	0.00
Total for Fixed Assets	**$184,258.76**
Other Assets	
Total for Assets	**$3,038,509.57**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,280,522.71
Total for Accounts Payable	**$1,280,522.71**
Credit Cards	
Amex x12007	30,022.69
Amex x41004	32,568.02
Amex x71003	30,887.57
Amex x81006	0.00
BlockFi xxx2598	0.00
Brex CC	-20,188.20
Chase Business Card xxx2500	48,982.26
Chase Business Card xxx5065	123,920.28
Chase Business Card xxx6685	123,162.84
Chase CC - Dylan xxx0705	40,471.24
Chase CC - Dylan xxx2412	791.95
Citi AAdvantage xxx2055	-44,059.74
Credit Card (ount)	
X - Credit Card Clearing	0.00

Balance Sheet - copy

Culprit Underwear, LLC

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Total for Credit Card (ount)	**$0.00**
Cro Card xxx2591	0.00
Parker Card	0.00
Parker xxx7787	36,749.17
Visa Signature Rewards (3401) - 11	182,182.75
Wells-CC-1695	0.00
Total for Credit Cards	**$585,490.83**
Other Current Liabilities	
8 Fig Financing	487,668.62
Accrued Expenses	40,969.16
Gift Cards Outstanding	2,274.20
Line of Credit - High Beam	114,549.93
Loan - Forward Financing	76,787.84
Loan from Ampla/Gourmet Growth	74,315.25
Loan from Clearbanc.com	0.00
Loan from Culprit Underwear	380.00
Loan from Kickfurther/Ouiby Inc	17,267.63
Loan from Payability	0.00
Loan from Shopify Capital	0.00
Loan From Stripe	139,774.78
Loan from Wayflyer	0.00
Loans Due to (from) Owners	-$108,287.01
Due to/from Culprit Creative-3807/1626	-76,665.63
Due to/from Culprit Creative-Cap One 0119/7200/5254	-15,440.03
Due to/from Culprit Films	1,246,248.51
Due to/from David Dinetz	-46,855.23
Due to/from Dump LLC	-66,186.09
Due to/from Dylan Trussell	-133,897.72
Due to/from Dylan Trussell-Cap One 4182	-92,468.74
Due to/from Dylan Trussell-Fidelity 3401	-82,986.30
Loans from Partners	1,343.70
Personal Loan CC Payments	-265,889.12

Balance Sheet - copy

Culprit Underwear, LLC

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Total for Loans Due to (from) Owners	**$358,916.34**
Loan - Sutton Funding (Trust Capital Funding LLC)	125,176.59
OnRamp Funding	-4,578.48
PayPal Working Capital	-21,623.09
Payroll Liability	-10,683.64
Sales Tax Payable	$451,652.82
AR - Sales Tax Payable	0.00
AZ Sales Tax Payable	0.00
CA Sales Tax Payable	0.00
CO - Sales Tax Payable	0.00
FL Sales Tax Payable	0.00
GA - Sales Tax Payable	0.00
HI - Sales Tax Payable	0.00
IL - Sales Tax Payable	0.00
IN - Sales Tax Payable	0.00
KS - Sales Tax Payable	0.00
KY - Sales Tax Payable	0.00
LA - Sales Tax Payable	0.00
MA - Sales Tax Payable	0.00
MD - Sales Tax Payable	0.00
ME - Sales Tax Payable	0.00
MI - Sales Tax Payable	0.00
MN - Sales Tax Payable	0.00
NC - Sales Tax Payable	0.00
NE - Sales Tax Payable	0.00
NJ - Sales Tax Payable	0.00
NV - Sales Tax Payable	0.00
OH - Sales Tax Payable	0.00
PA - Sales Tax Payable	0.00
RI - Sales Tax Payable	0.00
SD - Sales Tax Payable	0.00
TX - Sales Tax Payable	0.00
UT - Sales Tax Payable	0.00
VA - Sales Tax Payable	0.00
VT - Sales Tax Payable	0.00
WA - Sales Tax Payable	0.00
WV - Sales Tax Payable	0.00
WY - Sales Tax Payable	0.00
Total for Sales Tax Payable	**$451,652.82**
VISA Signature - Loan	-4,769.01
Total for Other Current Liabilities	**$1,848,078.94**
Total for Current Liabilities	**$3,714,092.48**

Balance Sheet - copy

Culprit Underwear, LLC

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
Convertible Notes	80,000.00
DM Equity LP Loan	175,000.00
EIDL Loan	20,400.00
Karya Ozmen Loan	92,500.00
SAFE	125,000.00
Total for Long-term Liabilities	**$492,900.00**
Total for Liabilities	**$4,206,992.48**
Equity	
Equity Investment	1,125,000.00
Opening Balance Equity	-1,870.98
Partners' Capital Accounts	$150,000.00
David Dinetz	12,550.00
Dylan Trussell	12,551.00
Steven Weiss	50,000.00
Total for Partners' Capital Accounts	**$225,101.00**
Partners' Distribution Accounts	
David Distribution	-4,150.00
Dylan Distribution	-11,505.13
Total for Partners' Distribution Accounts	**-$15,655.13**
Retained Earnings	-1,951,410.67
Net Income	-549,647.13
Total for Equity	**-$1,168,482.91**
Total for Liabilities and Equity	**$3,038,509.57**

Balance Sheet

As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Brex Primary x8503	303.60
1020 Brex Treasury x9465	0.18
1040 Highbeam High Yield Holding x5932	75,004.76
1050 Highbeam High Yield x3516	50.31
1060 Highbeam Primary x3515	15,133.98
1080 Wells Fargo Checking x1924 (closed Aug 2025)	-488.89
Total Bank Accounts	**90,003.94**
Other Current Assets	
1150 Due to/from Culprit Films	244,157.88
1170 Shopify & PayPal Clearing	425,685.79
1300 Inventory Asset	1,450,000.00
Total Other Current Assets	**2,119,843.67**
Total Current Assets	**2,209,847.61**
Fixed Assets	
1550 Auto | 2023 Tesla Model S VIN9102	139,345.70
Intangible Assets	180,916.00
Accumulated Amoritization	-63,253.00
Total Intangible Assets	**117,663.00**
Other Depreciable Assets	43,553.00
Accumulated Depreciation	-43,553.00
Total Other Depreciable Assets	**0.00**
Total Fixed Assets	**257,008.70**
TOTAL ASSETS	**$2,466,856.31**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	104,921.59
Total Accounts Payable	**104,921.59**
Credit Cards	
2100 Amex | 12007	24,341.85
2110 Amex | 41004 (closed)	20,796.25
2130 Amex | 71003	25,142.50
2140 Capital One | 0119	64,019.47
2150 Chase CC | 0705	16,297.51
2160 Chase CC | 2500 (closed)	50,633.65

	Total
2170 Chase CC | 6685 (closed)	121,025.17
Total Credit Cards	**322,256.40**
Other Current Liabilities	
2200 Auto Loan | Tesla Model S VIN9102 ($1,428.10)	82,873.33
2300 Gift Cards Payable	78,942.48
2350 Sales Tax Payable	113,289.62
2420 LOC - ClearCo (deleted)	
ClearCo = $1,000 | $55.96 (deleted)	14.60
ClearCo = $2,571.45 | $143.88 (deleted)	287.73
ClearCo = $6,465.52 | $303.39 (deleted)	851.58
Total 2420 LOC - ClearCo (deleted)	**1,153.91**
2430 LOC - Forward Financial | 8947	80,428.35
2440 LOC - HighBeam = 200k | 15% APR	74,990.00
2455 LOC - Kickfurther | Quiby (closed May 2025)	4,972.78
2470 LOC - SBA EIDL x7802 (closed Jul 2025)	13,109.41
2475 LOC - Sutton Funding | Trust Capital	156,800.05
Note Payable - Anya Karya Ozmen	42,000.00
Stripe Capital Loan (closed 2025)	11,243.05
Total Other Current Liabilities	**659,802.98**
Total Current Liabilities	**1,086,980.97**
Long-Term Liabilities	
2355 Convertible Notes	80,000.00
Total Long-Term Liabilities	**80,000.00**
Total Liabilities	**1,166,980.97**
Equity	
2024 APIC	481,631.49
Equity | Culprit Creative (deleted)	2,780.65
Equity | Culprit FIXX LLC (deleted)	-4,135.00
Investor | Mose Culprit	600,000.00
Retained Earnings	
SAFE | Simple Agreement for Future Equity	860,000.00
Net Income	-640,401.80
Total Equity	**1,299,875.34**
TOTAL LIABILITIES AND EQUITY	**$2,466,856.31**

Profit and Loss - copy

Culprit Underwear, LLC

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Channel Sales	-1,560.95
Sales of Product Income	$6,788,485.02
Chargebacks	-393.21
Discounts	-1,352,047.48
Refunds	-133,712.14
Shipping (Rev)	151,507.52
Total for Sales of Product Income	**$5,453,839.71**
Total for Income	**$5,452,278.76**
Cost of Goods Sold	
Cost of Goods Sold - Production	
Contracted Manufacturing	8,975.34
Manufacturing	2,264,473.34
Materials	7,106.44
Packaging Materials	10,865.13
Total for Cost of Goods Sold - Production	**$2,291,420.25**
Merchant Processing Fees	$79.16
Amazon Payments Fee	2,325.04
Paypal Fee	50,183.53
Shopify Fee	110,964.07
Stripe Fee	8,108.15
Total for Merchant Processing Fees	**$171,659.95**
Shipping & Fulfillment	$127,866.04
Fulfillment	261,155.43
Shipping	473,603.27
Total for Shipping & Fulfillment	**$862,624.74**
Total for Cost of Goods Sold	**$3,325,704.94**
Gross Profit	**$2,126,573.82**
Expenses	
Advertising & Marketing	$503,713.26
Advertising Expenses	622,890.23
Marketing Contractors	528,673.76
Photo/Video Production	21,480.80
Total for Advertising & Marketing	**$1,676,758.05**
Auto Expense	$16,825.10
Auto Insurance	6,338.44
Auto Lease	6,073.06
Fuel	1,030.65
Parking	1,113.74
Total for Auto Expense	**$31,380.99**

Profit and Loss - copy

Culprit Underwear, LLC

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Bank Charges & Fees	22,910.47
Computer, Software, and Internet Expense	136,228.48
Customer Service	38,404.54
Dues & Subscriptions	3,171.10
Gifts	200.00
Insurance	2,537.21
Job Supplies	2,785.75
Legal & Professional Services	$1,118.05
Accounting	13,637.40
Consulting Services	39,657.00
Legal	11,710.00
Production Contractors	40,205.48
Professional Services	23,265.00
Total for Legal & Professional Services	**$129,592.93**
Meals & Entertainment	$209.38
Business Meals	2,162.40
Entertainment	425.15
Total for Meals & Entertainment	**$2,796.93**
Office Expense	12,604.58
Office Supplies	1,247.18
Outside Labor	98,185.12
Payroll Expenses	
Employee Health	69,861.98
Payroll Gross Wages	162,543.13
Payroll Processing Fee	546.01
Payroll Taxes	13,657.23
Total for Payroll Expenses	**$246,608.35**
Postage	3,487.57
Rent & Lease	7,750.00
Repairs & Maintenance	2,350.00
Research	389.72
Shopify Platform/App Fees	8,716.07
Travel	$299.00
Airfare & Lodging	12,746.61
Ground Transport	3,410.96
Travel Meals	26.00
Total for Travel	**$16,482.57**
Uncategorized Expense	112,151.38
Total for Expenses	**$2,556,738.99**
Net Operating Income	**-$430,165.17**

Profit and Loss - copy

Culprit Underwear, LLC

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Other Income	
Other Income	7,819.02
Total for Other Income	**$7,819.02**
Other Expenses	
Depreciation	6,356.16
Financing Fees	35,111.59
Interest Paid	80,821.15
Other Miscellaneous Expense	4,528.42
Taxes	
DE Taxes	10.00
State Tax	473.66
Total for Taxes	**$483.66**
Total for Other Expenses	**$127,300.98**
Net Other Income	**-$119,481.96**
Net Income	**-$549,647.13**

Profit and Loss

January - December 2024

	Total
INCOME	
4100 Income - Shopify	5,946,819.45
4110 Income - Stripe	430,226.43
4120 Income - PayPal	68,450.90
4130 Income - One Text	17,374.82
4170 Other Sales	10,000.00
4180 Income - Shipping	154,424.11
4200 Discounts	-1,560,979.54
4210 Returns	-102,274.44
Total Income	**4,964,041.73**
COST OF GOODS SOLD	
5000 COGS - Materials & Supplies	1,105,889.71
5010 COGS - Manufacturing	800,291.47
5020 COGS - Shipping & Fulfillment	627,992.54
Total Cost of Goods Sold	**2,534,173.72**
GROSS PROFIT	**2,429,868.01**
EXPENSES	
6000 Selling Costs	
6010 Marketing	1,836,406.75
6020 Merchant Fees	152,145.94
Fees | Affirm	191.74
Fees | Shopify	46,072.28
Fees | Stripe	59,637.43
Total 6020 Merchant Fees	**258,047.39**
Total 6000 Selling Costs	**2,094,454.14**
6100 Employee Costs	
6120 Salaries | Wages	179,306.13
6125 Employee Bonus’	2,200.00
6130 Payroll Taxes	15,023.37
6140 Health Insurance	60,122.78
6145 Life Insurance	4,297.95
6160 Fees | Payroll Processing	280.03
6170 Uniforms	164.74
Total 6100 Employee Costs	**261,395.00**
6200 Office & Admin Expenses	
6210 Rent Expense	9,380.00
6220 Utilities	4,694.68
6230 Office Supplies	14,777.52
6240 Software Expense	128,107.05
6260 Membership | Subscription	17,205.26

	Total
6280 Fees | Bank	3,669.60
6290 Fees | Loan	13,959.07
Total 6200 Office & Admin Expenses	**191,793.18**
6300 Professional Services	
6310 Accounting | Tax	62,837.00
6320 Legal Fees	26,575.71
6330 Contractor Expense	228,199.25
6340 Other Professional Fees	33,235.21
Total 6300 Professional Services	**350,847.17**
6400 Other Business Expenses	
6410 Insurance Expense	2,965.84
6430 Meals | Entertainment	8,978.02
6440 Travel	7,589.09
6450 Interest Paid	168,880.36
6460 Donations	102.75
Total 6400 Other Business Expenses	**188,516.06**
6500 Auto	
6510 Fuel	1,010.03
6520 Auto Insurance	1,347.04
6530 Parking | Tolls	358.50
6540 Auto | Tesla Subscription	59.94
6550 Auto DMV	1,872.37
Total 6500 Auto	**4,647.88**
Total Expenses	**3,091,653.43**
NET OPERATING INCOME	**-661,785.42**
OTHER INCOME	
7000 Cash Back Rewards	20,546.81
7010 Interest Earned	836.81
Total Other Income	**21,383.62**
NET OTHER INCOME	**21,383.62**
NET INCOME	**$ -640,401.80**

Statement of Cash Flows

Culprit Underwear, LLC

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-549,647.13
Adjustments to reconcile Net Income to Net Cash provided by operations:	
8 Fig Financing	118,258.96
Accounts Payable (A/P)	339,729.38
Amex x12007	17,448.01
Amex x41004	-34,256.58
Amex x71003	-2,188.27
BlockFi xxx2598	-6,128.39
Brex CC	-22,379.30
Channel Clearing Account:PayPal Clearing	-443,308.20
Channel Clearing Account:Shopify Clearing	-2,670,057.79
Chase Business Card xxx2500	28,995.14
Chase Business Card xxx5065	61,041.10
Chase Business Card xxx6685	63,172.84
Chase CC - Dylan xxx0705	8,010.16
Chase CC - Dylan xxx2412	-22,937.32
Citi AAdvantage xxx2055	-57,404.42
Credit Card (ount):X - Credit Card Clearing	0.00
Cro Card xxx2591	2,785.75
Gift Cards Outstanding	-3,383.09
Inventory:Inventory - Deposits	-1,025,000.00
Inventory:Inventory - Finished Goods	1,288,679.32
Inventory:Inventory - Raw Materials	-56,702.72
Inventory:Inventory - Work in Progress	102,484.41
Line of Credit - High Beam	114,549.93
Loan - Forward Financing	76,787.84
Loan from Ampla/Gourmet Growth	-668,332.55
Loan from Culprit Underwear	380.00
Loan from Kickfurther/Ouiby Inc	-168,454.87
Loan From Stripe	-53,725.22
Loans Due to (from) Owners	-108,287.01
Loans Due to (from) Owners:Due to/from Culprit Creative-3807/1626	-67,325.00
Loans Due to (from) Owners:Due to/from Culprit Creative-Cap One 0119/7200/5254	-27,040.00
Loans Due to (from) Owners:Due to/from Culprit Films	-149,316.40
Loans Due to (from) Owners:Due to/from David Dinetz	-30,262.55
Loans Due to (from) Owners:Due to/from Dump LLC	9,685.00
Loans Due to (from) Owners:Due to/from Dylan Trussell	-14,500.00
Loans Due to (from) Owners:Due to/from Dylan Trussell-Cap One 4182	-26,350.00
Loans Due to (from) Owners:Due to/from Dylan Trussell-Fidelity 3401	-2,500.00
Loans Due to (from) Owners:Personal Loan CC Payments	-200,623.17
Loan - Sutton Funding (Trust Capital Funding LLC)	125,176.59
OnRamp Funding	-4,578.48

Statement of Cash Flows

Culprit Underwear, LLC

January 1-December 31, 2023

FULL NAME	TOTAL
Parker Card	0.00
Parker xxx7787	-149,995.85
PayPal Working Capital	-56,623.09
Payroll Liability	-10,683.64
Sales Tax Payable	336,690.62
Sales Tax Payable:AR - Sales Tax Payable	-4,090.49
Sales Tax Payable:AZ Sales Tax Payable	-12,904.68
Sales Tax Payable:CA Sales Tax Payable	-18,903.00
Sales Tax Payable:CO - Sales Tax Payable	-16,049.62
Sales Tax Payable:FL Sales Tax Payable	-23,606.85
Sales Tax Payable:GA - Sales Tax Payable	-12,279.08
Sales Tax Payable:HI - Sales Tax Payable	-1,367.04
Sales Tax Payable:IL - Sales Tax Payable	-15,789.18
Sales Tax Payable:IN - Sales Tax Payable	-8,038.50
Sales Tax Payable:KS - Sales Tax Payable	-4,074.01
Sales Tax Payable:KY - Sales Tax Payable	-3,609.71
Sales Tax Payable:LA - Sales Tax Payable	-5,648.90
Sales Tax Payable:MA - Sales Tax Payable	-12,228.59
Sales Tax Payable:MD - Sales Tax Payable	-6,281.43
Sales Tax Payable:ME - Sales Tax Payable	-1,787.83
Sales Tax Payable:MI - Sales Tax Payable	-10,373.10
Sales Tax Payable:MN - Sales Tax Payable	-9,093.56
Sales Tax Payable:NC - Sales Tax Payable	-12,672.44
Sales Tax Payable:NE - Sales Tax Payable	-2,784.98
Sales Tax Payable:NJ - Sales Tax Payable	-8,836.90
Sales Tax Payable:NV - Sales Tax Payable	-5,492.30
Sales Tax Payable:OH - Sales Tax Payable	-14,045.32
Sales Tax Payable:PA - Sales Tax Payable	-7,179.70
Sales Tax Payable:RI - Sales Tax Payable	-1,305.41
Sales Tax Payable:SD - Sales Tax Payable	-1,323.36
Sales Tax Payable:TX - Sales Tax Payable	-40.62
Sales Tax Payable:UT - Sales Tax Payable	-6,634.05
Sales Tax Payable:VA - Sales Tax Payable	-10,350.13
Sales Tax Payable:VT - Sales Tax Payable	-1,152.22
Sales Tax Payable:WA - Sales Tax Payable	-2,759.38
Sales Tax Payable:WV - Sales Tax Payable	-1,714.98
Sales Tax Payable:WY - Sales Tax Payable	-1,106.99
Uncategorized Asset	-49,681.49
VISA Signature - Loan	-4,769.01
Visa Signature Rewards (3401) - 11	182,182.75
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$3,504,260.96**
Net cash provided by operating activities	**-$4,053,908.09**

Statement of Cash Flows

Culprit Underwear, LLC

January 1-December 31, 2023

FULL NAME	TOTAL
INVESTING ACTIVITIES	
13300 Equipment:Website	-19,498.40
13700 Equipment:Accumulated Depreciation	6,356.16
Net cash provided by investing activities	**-$13,142.24**
FINANCING ACTIVITIES	
DM Equity LP Loan	175,000.00
EIDL Loan	-4,200.00
Equity Investment	1,125,000.00
Karya Ozmen Loan	92,500.00
Opening Balance Equity	-1,870.98
Partners' Distribution Accounts:Dylan Distribution	-3,905.13
SAFE	125,000.00
Net cash provided by financing activities	**$1,507,523.89**
NET CASH INCREASE FOR PERIOD	**-$2,559,526.44**
Cash at beginning of period	**$102,051.41**
CASH AT END OF PERIOD	**-$2,457,475.03**

Statement of Cash Flows

January-December, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-640,401.80
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1150 Due to/from Culprit Films	-244,157.88
1170 Shopify & PayPal Clearing	-425,685.79
1300 Inventory Asset	890,362.00
2000 Accounts Payable (A/P)	104,921.59
2100 Amex | 12007	24,341.85
2110 Amex | 41004 (closed)	20,796.25
2130 Amex | 71003	25,142.50
2140 Capital One | 0119	64,019.47
2150 Chase CC | 0705	16,297.51
2160 Chase CC | 2500 (closed)	50,633.65
2170 Chase CC | 6685 (closed)	121,025.17
2200 Auto Loan | Tesla Model S VIN9102 ($1,428.10)	82,873.33
2300 Gift Cards Payable	78,942.48
2350 Sales Tax Payable	113,289.62
2400 LOC - 8Fig Growth	0.00
2430 LOC - Forward Financial | 8947	80,428.35
2440 LOC - HighBeam = 200k | 15% APR	74,990.00
2455 LOC - Kickfurther | Quiby (closed May 2025)	4,972.78
2470 LOC - SBA EIDL x7802 (closed Jul 2025)	13,109.41
2475 LOC - Sutton Funding | Trust Capital	156,800.05
EIDL LOAN (TEMP)	-20,400.00
LOC - ClearCo (deleted):ClearCo = $1,000 | $55.96 (deleted)	14.60
LOC - ClearCo (deleted):ClearCo = $2,571.45 | $143.88 (deleted)	287.73
LOC - ClearCo (deleted):ClearCo = $6,465.52 | $303.39 (deleted)	851.58
Note Payable - Anya Karya Ozmen	42,000.00
Note Payable - DM Equity | Andrew Montgomery	0.00
Parker | 7394 (closed Sep 2024)	0.00
Stripe Capital Loan (closed 2025)	11,243.05
TEMP - Accounts Payable	-879,861.00
TEMP - Credit Card Payable - Prior Years	-523,812.00
TEMP - Loans From Partners	-528,925.00
TEMP - Mortgages, Notes, Bonds	-1,122,289.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$1,767,787.70**
Net cash provided by operating activities	**-$2,408,189.50**
INVESTING ACTIVITIES	

FULL NAME	TOTAL
1550 Auto | 2023 Tesla Model S VIN9102	-139,345.70
Net cash provided by investing activities	**-$139,345.70**
FINANCING ACTIVITIES	
2024 APIC	481,631.49
2355 Convertible Notes	-1,517,500.00
Equity | Culprit Creative (deleted)	2,780.65
Equity | Culprit FIXX LLC (deleted)	-4,135.00
Investor | Mose Culprit	600,000.00
Owner's Equity	0.00
Partner Equity | David Dinetz	0.00
Partners' Capital Accounts	2,107,932.00
SAFE | Simple Agreement for Future Equity	860,000.00
Net cash provided by financing activities	**$2,530,709.14**
NET CASH INCREASE FOR PERIOD	**-$16,826.06**
Cash at beginning of period	**$106,830.00**
CASH AT END OF PERIOD	**$90,003.94**

Culprit Underwear LLC
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2023
Opening Balance	**-$2,293,482.91**	**-$1,870.98**
Net profit/loss	**-$640,401.80**	**-$549,647.13**
Stock Issued	**$0.00**	**$0.00**
Ending Balance	**-$927,287.66**	**-$2,293,482.91**

Culprit Underwear LLC
Notes to the Financial Statements
For the fiscal years ended December 31, 2024 and 2023

1. ORGANIZATION AND PURPOSE

Culprit Underwear LLC (the "Company") is an LLC organized on October 19, 2016 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. DEBT

The Company has multiple outstanding loans as of December 31, 2024. They are summarized as follows:

- August 1, 2022: $836,249 loan with 8Fig. This loan has no interest rate or maturity date.
- July 21, 2023: $275,000 loan with Forward Financial. This loan has no interest rate or maturity date.
- September 21, 2023: $250,000 loan with Sutton Funding Trust Capital. This loan has no interest rate or maturity date.

5. RELATED PARTY TRANSACTIONS

On July 10th, 2024 the Company entered into a $800,000 related party SAFE transaction with Phillip Trussell, father of CEO Dylan Trussell. The SAFE has a $12,500,000 valuation cap.

6. SUBSEQUEST EVENT

The Company has evaluated events and transactions subsequent to the period. Since December 31, 2024, the company has entered into multiple loans and lines of credit totaling to approximately $306,268.